

March 11, 2011

<u>**Via U.S. mail**</u>

Nathan Mahalingham
Chief Executive Officer
Mission NewEnergy Limited
Unit 4, 97 Hector Street West
Osborne Park, Western Australia 6017
Australia

> **Re:** **Mission NewEnergy Limited**
> **Registration Statement on Form F-1/A**
> **Filed February 25, 2011**
> **File No. 333-170471**

Dear Mr. Mahalingham:

We have reviewed the above-captioned filing and have the following comments.

<u>General</u>

1. We note your response to comment one in our letter dated December 3, 2010 and comment one in our letter dated January 7, 2011. Under the circumstances, we would not object to the filing of the pertinent communications as a free writing prospectus consistent with the provisions of Securities Act Rules 168 and 433.

<u>Critical Accounting Policies, page 45</u>

2. For the six months ended December 31, 2010 you present a charge of $1.9 million for fixed asset impairments, which represents 14% of the net loss for the period. However, you did not include a discussion in MD&A of the specific adverse business, economic and competitive factors that caused your change in estimates. Please revise your filing to quantify the specific change in estimates and assumptions (i.e. change in growth rate, cash flow estimate, periods over which cash received, etc.) that management made at December 31, 2010 in calculating the $1.9 million fixed asset impairment charge. Refer to Section 501.14 of the Financial Codification for guidance.

<u>Impact on liquidity as a result of less than expected productive acres, page 54</u>

3. Please revise your filing to disclose the amount of your receivables that will be funded through bank loans and by the farmer without the assistance of bank loans.

Our Industry, page 60

4. We reissue in part comment 24 in our letter dated January 7, 2011. Please revise your disclosure to state clearly that palm oil and Jatropha oil are not, and may not be, approved under the National Renewable Fuel Standard requirements.

Biodiesel Production, page 83

5. We note your disclosure under the "Cost competitive" subcaption. To the extent applicable, please discuss any competitive disadvantages associated with the cost of producing biodiesel that may result from maintaining a primary production facility in Malaysia as opposed to other geographical locations where palm feedstock is available. Discuss whether there are any local regulations that may impede your ability to source feedstock at a competitively advantageous cost.

Strategic long term offtake agreement, page 90

6. We reissue in part comment 30 in our letter dated January 7, 2011. On a supplemental basis and to the extent known, please advise us of the reasons that Valero decided not to exercise the warrants that you issued in connection with the your arrangement with that entity. Also, revise the disclosure in the forepart of the prospectus to indicate that a key collaborative partner expressly declined to acquire a significant equity stake in the company under the terms of your arrangement with them.

Consolidated Group Statements of Financial Position, pages F-6 and F-46

7. Please revise your filing to state on the face of the balance sheet for each class of share capital the number of shares authorized, the number of shares issued and par value per share. Refer to paragraph 79 of IAS 1 for guidance.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at 202-551-3772, or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Andrew Riley, Esq. (*via facsimile at* 61-2-9225-1595)
        Baker & McKenzie, P.C.

        Yvan-Claude Pierre, Esq. (*via facsimile at* 212-335-4501)
        Daniel I Goldberg, Esq.
        DLA Piper LLP